Exhibit 4.8

CREDIT SUISSE INTERNATIONAL
One Cabot Square,	Telephone 020 7888 8888
London E14 4QJ	www.credit-suisse.com

March 6, 2007

CNH Equipment Trust 2007-A

100 South Saunders Road

Lake Forest, Illinois 60045

USA

Attention: Financial Risk Management/Treasury

Telephone No.: (847) 955-3945

Facsimile No.:   (847) 955-4938

Ref. No.	External ID: 53200697/Risk ID: 447712341

Dear Sir/Madam:

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the Transaction entered into between us on the Trade Date specified below (the “Transaction”).  This Confirmation constitutes a “Confirmation” as referred to in the Agreement specified below.

In this Confirmation “Party A” means Credit Suisse International and “Party B” means CNH Equipment Trust 2007-A

1.                                       The definitions and provisions contained in (i) the 2000 ISDA Definitions (the “ISDA Definitions”), as published by the International Swaps and Derivatives Association, Inc. and (ii) Appendix A to the Indenture dated as of March 1, 2007 (as amended, modified or supplemented from time to time in accordance with its terms, the “Indenture”) between Party B as the Issuer thereunder and The Bank of New York Trust Company, N.A., as Indenture Trustee, are incorporated into this Confirmation.  In the event of any inconsistency between the ISDA Definitions and this Confirmation, this Confirmation will govern.  References herein to a “Transaction” shall be deemed to be references to a “Swap Transaction” for purposes of the ISDA Definitions.

This Confirmation supplements, forms part of, and is subject to, the 1992 ISDA Master Agreement dated as of March 1, 2007 (as amended and supplemented from time to time the “Agreement”) between Party A and Party B.  All provisions contained in the Agreement govern this Confirmation, except as expressly modified below.

Party A and Party B each represents to the other that it has entered into this Swap Transaction in reliance upon such tax, accounting, regulatory, legal, and financial advice as it deems necessary and not upon any view expressed by the other.

2.              The terms of the particular Transaction to which this Confirmation relates are as follows:

Transaction Type:	Interest Rate Swap

Trade Date:	March 6, 2007

Effective Date:	March 16, 2007

Termination Date:	The earlier of (i) September 17, 2012 and (ii) the date on which the Note Balance of the A-4 Notes is reduced to zero.

Currency for Payments:	U.S. Dollars

Notional Amount:

For the Initial Calculation Period, the Notional Amount shall be equal to USD 358,000,000.00. For each subsequent Calculation Period, the Notional Amount shall be equal to the Outstanding Amount of the A-4 Notes on the first day of such Calculation Period. With respect to any Payment Date, the Outstanding Amount of the A-4 Notes will be determined using the Servicer’s Certificate issued on or about the first day of the related Calculation Period (giving effect to any reductions of the Outstanding Amount of the A-4 Notes reflected in such Servicer’s Certificate).

Calculation Periods:

For each Payment Date, the period from and including the immediately preceding Payment Date to, but excluding, such Payment Date (without regard to any Business Day adjustment in respect of Payment Dates, in the case of Fixed Rate Calculation Periods), during the Term of this Transaction, except that (a) the initial Calculation Period will commence on, and include, the Effective Date, and (b) the final Calculation Period will end on, but exclude, the Termination Date (without regard to any Business Day adjustment in respect of Payment Dates, in the case of the final Fixed Rate Calculation Periods).

Initial Calculation Period:	From and including the Effective Date to but

excluding April 15, 2007

Calculation Agent:	Party A

Business Day:	New York

Business Day Convention:	Following

Fixed Amounts:
Fixed Rate Payer:	Party B

Fixed Amount Period End Dates:	The 15th of each month, commencing on and including April 15, 2007 and ending on and including the Termination Date; with No Adjustment

Fixed Amount Payment Dates:	The 15th of each month commencing on and including April 15, 2007 and ending on and including the Termination Date, subject to adjustment in accordance with the Following Business Day Convention.

Fixed Rate:	4.905% per annum

Fixed Rate Day Count Fraction:	30/360

Floating Amounts:
Floating Rate Payer:	Party A

Floating Amount Period End Dates:	The 15th of each month, commencing on and including April 15, 2007 and ending on and including the Termination Date, subject to adjustment in accordance with the Following Business Day Convention.

Floating Amount Payment Dates:	The 15th of each month commencing on and including April 15, 2007 and ending on and including the Termination Date, subject to adjustment in accordance with the Following Business Day Convention.

Floating Rate for initial Calculation Period:	Determined two London Banking Days prior to the Effective Date by the Calculation Agent.

Floating Rate Option:	USD-LIBOR-BBA

Designated Maturity:	One month

Floating Rate Day Count Fraction:	Actual/360
Reset Dates:	The first day of each Calculation Period

Compounding:	Inapplicable.

Rounding Convention:	5 decimal places per the ISDA Definitions

Floating Rate for Initial Calculation Period (Inclusive of Spread):	One-Month LIBOR (as defined in Appendix A to the Indenture).
Spread:	Plus 0 basis points

3.	Account Details:

	Payments to Party A:	As advised separately in writing

	Payments to Party B:	Name: Bank of New York-New York, NY
ABA: 021000018
G/L Acct #211705
For Final Credit to: 627787
Account Name: CNH 2007-A
Attn: K. Richardson ((312) 827-8572)

4.                                      Calculation of Market Quotation or Loss following a designation of an Early Termination Date

Upon designation of an Early Termination Date with respect to this Transaction, the relevant party in calculating the Market Quotation or Loss, as appropriate, for this Transaction shall take into account the anticipated actual amortization of the Principal Balance of the A-4 Notes for all Calculation Periods that would otherwise have ended on Payment Dates that would otherwise have fallen after such Early Termination Date.

5.                                      Limitation of Liability

Notwithstanding anything contained herein to the contrary, in executing this Confirmation on behalf of Party B, Wilmington Trust Company as Trustee, is acting solely in its capacity as trustee of Party B and not in its individual capacity, and in no event shall Wilmington Trust Company, in its individual capacity, have any liability for the representations, warranties, covenants, agreements or other obligations of Party B hereunder, for which recourse shall be had solely to the Collateral.

Credit Suisse International is authorized and regulated by the Financial Services Authority and has entered into this Transaction as principal.  The time at which the above Transaction was executed will be notified to Party B on request.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Yours faithfully,

CREDIT SUISSE INTERNATIONAL

By:	/s/ Marleen Nobile
Name:	Marleen Nobile
Title:	Authorized Signatory

Confirmed as of the date first written above:

CNH EQUIPMENT TRUST 2007-A

By:	Wilmington Trust Company, not in its individual capacity but solely as Trustee under the Trust Agreement

By:	/s/ James A. Hanley
Name:	James A. Hanley
Title:	Assistant Vice President

Ref. No. External ID: 53200697/Risk ID: 447712341